 Filed Pursuant to Rule 253(g)(2)
File No. 024-11074

GK INVESTMENT PROPERTY HOLDINGS II, LLC

SUPPLEMENT NO. 1 DATED FEBRUARY 13, 2020
TO THE OFFERING CIRCULAR DATED JANUARY 29, 2020

This document supplements, and should be read in conjunction with, the offering circular of GK Investment Property Holdings II, LLC (“we,” “our” or “us”), dated January 29, 2020 and filed by us with the Securities and Exchange Commission, or the Commission, on January 29, 2020, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to update, clarify and disclose the maturity dates of our four series of Bonds being offered hereby and the periods during which each such Series will be offered. Set forth in the table below is the maturity date for each series of our Bonds and the period during which each such series will be offered and sold.

Maturity Dates and Offering Periods

Series of Bonds	Bond Maturity Date	Bond Offering Period
Series A Bonds	February 28, 2025	January 28, 2020 – July 27, 2020
Series B Bonds(1)	August 31, 2025	July 28, 2020 – January 27, 2021
Series C Bonds(1)	February 28, 2026	January 28, 2021 – July 27, 2021
Series D Bonds(1)	August 31, 2026	July 28, 2021 – January 27, 2022

(1)
Offers and sales of Series B, C and D Bonds will be made only if sales of the preceding series of Bonds have not resulted in the sale of the maximum offering amount.